SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2006

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

UPM-Kymmene Corporation Stock Exchange Release December 21, 2006 at 14:35

Finnish Competition Authority does not propose fine to UPM on investigation in raw wood procurement in Finland

The Finnish Competition Authority has today given its proposal to the Finnish Market Court on the investigation in raw wood procurement in Finland. The Finnish Competition Authority considers that certain companies have been engaged in prohibited competitor cooperation in raw wood procurement from 1997 to 2004.

The Finnish Competition Authority does not propose a fine to UPM since the company has fulfilled the conditions of the Article 9 of the Finnish Act on Competition Restrictions to be released from fines. The Finnish Competition Authority proposes that the Finnish Market Court impose fines of altogether about EUR 50 million to the other parties.

UPM received the Finnish Competition Authority’s draft proposal to the Finnish Market Court in April 2006. The Finnish Competition Authority started its investigations in raw wood procurement in spring 2004 after UPM had contacted the authority.

For more information, please contact:

Mr Petri Meurman, Group Legal Counsel, UPM, tel. +358 204 15 0740

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2006	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations